

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

December 20, 2021

Wilbur L. Ross, Jr.
Chief Executive Officer
Ross Acquisition Corp II
2 Pelican Lane
Palm Beach, Florida 33480

> **Re: Ross Acquisition Corp II**
> **Form 8-K filed December 17, 2021**
> **File No. 001-40201**

Dear Mr. Ross:

We have reviewed your filing and have the following comment. In our comment, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this comment within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comment applies to your facts and circumstances, please tell us why in your response.

After reviewing your response to this comment, we may have additional comments.

Form 8-K filed December 17, 2021

Item 4.02 Non-Reliance on Previously Issued Financial Statement or Related Audit Report or Completed Interim Review

1. Please revise your Form 8-K to clearly indicate the date of the conclusion regarding the non-reliance in accordance with Item 4.02(a)(1).

We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

You may contact William Demarest, Staff Accountant at 202-551-3432 if you have any questions.

Sincerely,

Wilbur L. Ross, Jr.
Ross Acquisition Corp II
December 20, 2021
Page 2

Division of Corporation Finance
Office of Real Estate & Construction

cc: Corey R. Chivers, Esq.